Exhibit 99.1

Regulated information 5 August 2015, 22.00 CET

Galapagos on track to deliver on pipeline in second half 2015

Half-year financial results 2015

? Filgotinib shows promising efficacy and potentially differentiated safety profile in DARWIN 1 and 2 Phase 2B studies

? Phase 2 readouts expected with filgotinib: DARWIN 2 24 weeks in rheumatoid arthritis and

FITZROY in Crohn’s disease

? Nomination of second corrector candidate this quarter in cystic fibrosis. Initiation of Phase 1 study with GLPG2222 and Phase 2 study with GLPG1837 in Class III mutation patients expected before end 2015

? First half year financials:

o Group revenues €36.9 M

o Group net loss €34.2 M,reflecting planned increase in pipeline investment

o Half year cash of €404.6 M, including €7.2 M in restricted cash

? Full year operational cash burn guidance reiterated: €110—€130 M, excluding alliance milestones or income from filgotinib

Live audio webcast presentation tomorrow, 6 August 2015, at 14.00 CET, www.glpg.com, call numbers:

CODE: 5671265

New York: +1-646-254-3366

Toll free—USA: +1-877-280-2342

Amsterdam: +31(0)20 716 8257

Toll free—Netherlands: 0800 020 2576

Brussels: +32(0)2 404 0660

Toll free phone—Belgium: 0800 58032

Mechelen, Belgium; 5 August 2015 – Galapagos NV (Euronext & NASDAQ: GLPG)

announces its non-audited half year results and reiterates guidance for the full year

2015.

“This has been a phenomenal year for Galapagos so far. Galapagos announced promising efficacy and the potential for a differentiated safety profile of filgotinib in rheumatoid arthritis in the DARWIN 1 and 2 studies. We look forward to completing the data package for AbbVie’s licensing decision on filgotinib,” said Galapagos CEO Onno van de Stolpe. “We remain on track to deliver a triple combination therapy to Class II patients in cystic fibrosis, with our second corrector to be nominated as a candidate this quarter. We anticipate starting our first patient study in CF in the Class III mutation with GLPG1837 later this year.”

“Building on the positive 12 week data with filgotinib and newsflow outlook with our maturing pipeline of novel mode of action therapies, Galapagos attracted capital in a successful global offering and concurrent listing on NASDAQ. As a result, Galapagos ended the first half of 2015 with a solid cash balance to support further development of candidate drugs” said Bart Filius, CFO of Galapagos. “We retain our initial guidance for full year operational cash burn of between €110

– 130 million, and our first half was in line with this expectation.”

Key figures half year 2015

(€ millions, except basic income/loss per share)

30 June 2015

Group Total 30 June 2014

Group Total

Revenues 36.9 45.1

Services cost of sales

R&D expenditure -63.3 -52.8

G&A and S&M expenses -9.2 -7.4

Operating result before exceptional items

-35.6

-15.1

Restructuring & integration costs -0.6

Operating result -35.6 -15.7

Net financial result -0.1 1.1

Result on divestment

Taxes 1.5

Net result from continuing operations

-34.2

-14.6

Net result from discontinued operations1

70.5

Net result -34.2 55.9

Basic income/loss per share (€) -1.06 1.87

Cash, Cash equivalents and

Restricted cash

404.6³

231.52

Notes:

1) Galapagos sold its service operations to Charles River Laboratories Inc. on 1 April 2014. As a result of this sale, the service operations are reported as discontinued operations.

2) including €10.7 million of restricted cash

3) including €7.2 million of restricted cash

Details of the financial results

Revenues

Group revenues and other income for the first half of 2015 amounted to €36.9 million compared to €45.1 million in the same period of 2014. Revenues (€26.7 million vs €35.5 million last year) were lower due to reduced milestone payments, reflecting the increasing proprietary nature of our pipeline programs. Other income (€10.3 million vs €9.6 million last year) increased in H1 ’15, driven mainly by R&D incentives in Belgium and France.

Results

The Group realized a net loss for the first half of 2015 of €34.2 million, compared to a net loss of

€14.6 million in the first six months of 2014 for continuing operations.

Following the sale of the service operations, the Group reported a net profit from discontinued operations of €70.5 million in the first half of 2014. Galapagos recorded a result on divestment of €67.5 million.

R&D expenses for the Group in the first half of 2015 were €63.3 million compared to €52.8 million in 2014. This planned increase is mainly due to increased efforts on the filgotinib and cystic fibrosis programs.

G&A and S&M expenses of the Group were €9.2 million in the first half of 2015, compared to €7.4 million in the first half of 2014.

Finally, for one subsidiary, a deferred tax asset was set up for an amount of €1.8 million on 30

June 2015, of which €1.5 million was additionally recognized in the first six months of 2015.

Liquid assets position

Cash, cash equivalents and restricted cash totaled €404.6 million on 30 June 2015, which is the highest cash balance the Company has ever reported.

A net increase of €209.8 million in cash and cash equivalents was recorded during the first half of

2015, compared to an increase of €82.6 million during the same period last year. Net cash flows from financing activities generated €261.0 million through a recent global offering and concurrent listing on NASDAQ, as well as €10.2 million from warrant exercises. Furthermore, the Company continued to intensify its R&D investments, with a net cash outflow of €62.2 million from operating activities in the first six months of 2015.

Restricted cash amounted to €10.7 million at the end of December 2014, and decreased to €7.2 million for the half year ended 30 June 2015. This decrease is related to (i) the release of the €3 million bank guarantee issued in 2013 for the rental of the new premises in France which expired on 30 June 2015 following the move to the new offices, and (ii) the payment of a claim to Charles River by decrease of the escrow account. Restricted cash on 30 June 2015 is related to €0.3 million bank guarantee on real estate lease obligations in Belgium, and to €6.9 million escrow account containing part of the proceeds from the sale of the service division in 2014 for which the release will be possible after final agreement between the parties on the exposure regarding one outstanding claim. An amount of €0.3 million has been accrued in March 2015 based on a preliminary estimate of the exposure.

Furthermore, Galapagos’ balance sheet holds an unconditional and unrestricted receivable from the French government (Crédit d’Impôt Recherche)1 now amounting to €35.6 million, payable in

4.5 yearly tranches. Galapagos’ balance sheet also holds a receivable from the Belgian Government for R&D incentives now amounting to €22.4 million, payable as from 2016 in 5.5 yearly tranches.

Operational overview

Pipeline

o Rheumatoid arthritis

o Galapagos reported promising efficacy, a rapid onset of action, and a potentially differentiated safety profile in its topline week 12 results for DARWIN 1 (594 rheumatoid arthritis patients, methotrexate add-on) and DARWIN 2 (283 RA patients, monotherapy) with filgotinib in April 2015

1	Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government

Galápagos

  - In July 2015, Galapagos announced that at week 24, patients treated with the selective JAK1 inhibitor filgotinib showed further improvement in signs and symptoms of rheumatoid arthritis activity, as demonstrated by improved ACR responses, DAS28(CRP), and other scores, compared to week 12 in the DARWIN 1 Phase 2B methotrexate add-on study.
  - Topline 24 week data for DARWIN 2 are expected later this month, with a licensing decision by AbbVie expected following this
- Inflammatory bowel disease
  - We expect to report 10 week, primary endpoint topline results before end 2015 from the FITZROY Phase 2 study with filgotinib: a 20 week, 175 patient study in Crohn's disease
  - Galapagos completed recruitment for ORIGIN, a Phase 2 Proof-of-Concept study with GLPG1205, a selective inhibitor of GPR84, in 60 ulcerative colitis patients. We expect to announce topline results from ORIGIN in Q1 2016
- Cystic fibrosis
  - AbbVie presented novel assays used by Galapagos and AbbVie to screen for novel corrector-potentiator combinations at ECFS 2015
  - Nomination of a second corrector as a pre-clinical candidate is expected later this quarter, thereby completing the discovery phase of our potential triple combination therapy for Class II patients in cystic fibrosis
  - Topline safety and tolerability results of the Phase 1 with potentiator GLPG1837 are expected next quarter
  - Initiation of Phase 2 with GLPG1837 in Class III patients and of Phase 1 with corrector GLPG2222 are expected before end 2015
- IPF
  - Galapagos reported promising safety and tolerability, and favourable drug-like properties from a Phase 1 First-In-Human study with GLPG1690, a selective autotaxin inhibitor fully owned by Galapagos. Filing of an exploratory Phase 2 study protocol for evaluation in patients with idiopathic pulmonary fibrosis expected before year end
- Other
  - We announced two grant awards from Flemish IWT: €2.5 million for antibiotic research and €1.6 million for hepatitis B research
  - JnJ terminated the inflammation alliance with Galapagos and returned GLPG1205 and GLPG1690 to Galapagos. Both assets are in Phase 2 clinical development and are now fully proprietary to Galapagos

Corporate developments

- Raised €261 million net proceeds from a global offering and concurrent listing on NASDAQ, included participation by AbbVie ($30 million) and JnJ ($25 million)
- Commemorated 10 years as a publicly listed company on Euronext Amsterdam and Brussels
- Fidelity, Federated, and BNP Paribas notified of new major shareholdings
- Raised €10.2 million cash through warrant exercises

Outlook 2015

The DARWIN 2 week 24 topline results with filgotinib are expected to be disclosed later this month. AbbVie is expected to make a licensing decision following delivery of the DARWIN 2 final week 24 data. We expect to nominate a second corrector pre-clinical candidate in CF later this quarter and report topline Phase 1 results with GLPG1837 in Q4. We plan to report 10 week results with filgotinib in Crohn’s disease, initiation of Phase 2 with potentiator GLPG1837 in Class III CF patients, and initiation of Phase 1 with corrector GLPG2222 before end 2015. Galapagos expects to make significant progress in earlier stage R&D programs. With a solid cash balance in excess of €400 million, we remain well positioned to support this pipeline development.

Based on the forecast for the remainder of the year, management retains 2015 guidance for operational cash burn: €110—130 million, excluding alliance milestones or income from filgotinib.

Auditor opinion

The statutory auditor, Deloitte Bedrijfsrevisoren/Reviseurs d’Entreprises, represented by Gert Vanhees, confirms that the limited review, which has been substantially completed, did not reveal any significant adjustments to the consolidated half-year financial information included in this press release.

Half-year Report 2015

The electronic version of Galapagos’ Half-year Report for 2015 is now available online at www.glpg.com/index.php/companyoverview/financialskey-financials/financial-reports. Printed versions of the report can be requested by e-mailing ir@glpg.com.

Transparency legislation

In accordance with Belgian transparency legislation2, Galapagos notes that the total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights amounts to

3,007,452 following the acceptance of the warrants offered under Warrant Plan 2015. This equals the total number of voting rights that may result from the exercise of these warrants. Galapagos does not have any convertible bonds or shares without voting rights outstanding. Galapagos’ total share capital currently amounts to €210,405,535.62; the total number of securities conferring voting rights is 38,894,582, which is also the total number of voting rights (the “denominator”),

and all securities conferring voting rights and all voting rights are of the same category.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow (6 August 2015) at 14:00

Central European Time (CET), which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 5671265

London: +44(0)20 3427 0503

Toll free—UK: 0800 279 5004

New York: +1 646 254 3366

Toll free—USA: +1 877 280 2342

Amsterdam: +31(0)20 716 8257

Toll free—Netherlands: 0800 020 2576

Brussels: +32(0)2 404 0660

Toll free phone—Belgium: 0800 58032

Paris: +33(0)1 76 77 22 31

2 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market

Toll free—France: 0805 631 579

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar 2015

Third quarter results 2015 13 November 2015

Full year results 2015 4 March 2016

Annual shareholders meeting 26 April 2016

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications. In the field of inflammation, AbbVie and Galapagos signed a collaboration agreement for the development and commercialization of filgotinib. Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases, currently in Phase 2B studies in RA and in Phase 2 in Crohn’s disease. Galapagos reported good activity and a favorable safety profile in both the DARWIN 1 and 2 trials in RA. AbbVie and Galapagos also signed a collaboration agreement in cystic fibrosis to develop and commercialize molecules that address mutations in the CFTR gene. Potentiator GLPG1837 is currently in a Phase

1 trial, and corrector GLPG2222 is at the pre-clinical candidate stage. GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, is currently being tested in a Phase 2 proof-of- concept trial in ulcerative colitis patients. GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis. The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More info at www.glpg.com

CONTACT

Galapagos NV

Elizabeth Goodwin, Head of Corporate Communications & IR Tel: +31 6 2291 6240

ir@glpg.com

Galapagos forward-looking statements

This release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, Mr. Van de Stolpe’s statements and Mr. Filius’ statements in the last two paragraphs of the first page of the press release, the information provided in the section captioned “Outlook 2015”, statements regarding the development of a triple combination therapy for Class II cystic fibrosis patients, and statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in rheumatoid arthritis and Crohn’s disease (Phase 2), (ii) with GLPG2222 in cystic fibrosis (Phase 1), (iii) with GLPG1837 in Class III cystic fibrosis patients (Phase 2), (iv) with GLPG1205 in ulcerative colitis (Phase 2) and (v) with GLPG1690 in IPF (Phase 2). Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or the development of the industry in which it operates, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2015 revenues and financial results and its 2015 operating expenses may be incorrect (including because one or more of its assumptions underlying its revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the company’s development programs may not support registration or further development of its compounds due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including its collaboration partner for filgotinib and cystic fibrosis, AbbVie, who may not in-license filgotinib or, if it does, may not devote sufficient resources to the development and commercialization of filgotinib), and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in the company’s Securities and Exchange Commission filing and reports, including in the company’s prospectus filed with the SEC on May 14, 2015 and future filings and reports by the company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.